

Mail Stop 3720

August 12, 2008

Craig Burton
Chief Executive Officer
Datone, Inc.
7235 Oswego Road
Liverpool, NY 13090

> **Re: Datone, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 17, 2008**
> **File No. 000-53075**

Dear Mr. Burton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment one, including your statement that you recently providing notice to FINRA, regarding the dividend distribution. However because you have not changed the record date from August 24, 2006, you have not complied with the 10 day notice requirement of Rule 10b-17. As a result, please discuss your non-compliance with Rule 10b-17 in the information statement and discuss any potential liability the company may face as a result of not providing proper notice pursuant to the rule. Of particular interest is the potential liability to USIP shareholders who may have sold their shares after August 24, 2006 but before your March 2008 Rule 10b-17 notice.

2.   We note that your Form 10 automatically became effective on April 1, 2008. However, since that date you have not filed any Exchange Act reports. Please advise.

Explanatory Note, page 2

3.   We note your response to prior comment three. Please provide the information in your response in the body of your registration statement, regarding the reasons why the spin-off was delayed, and whether the conditions for the spin-off will be met in time for the dissemination of the information statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

4.   We note your response to prior comment five. Please further revise your registration statement to provide more detailed disclosure regarding the cause for material changes in your financial condition. For example, on page 16 you disclose a decrease in professional fees of approximately 89%. You also disclose a 142% increase in insurance expense. However, you do not explain the reason for such a large increase. Please revise this section accordingly, explaining all material changes.

5.   We note your response to prior comment six. We note that your main revenue streams are being drastically reduced, or eliminated. For example, we note on page 15 that you will no longer be selling phone cards. Furthermore, we note your statement at the top of page 15 that you have reduced your network of payphones by approximately 25% year after year, and that you anticipate that this reduction will continue. As this will likely affect your coin revenue and service/repair revenue, please further elaborate on management's plans for locating its payphones in "high revenue locations."

6.   We note your response to prior comment seven, including your disclosure regarding the number of company-owned payphones. However, we could not locate disclosure regarding the number of privately-owned payphones. Please disclose this information, or direct us to where the information is located in the current amendment.

7.   We note your response to prior comment 12. Please further revise to provide more detailed, quantified disclosure regarding the anticipated costs you will incur as a public company and whether management expects to remain a public company following the spin-off.

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007, page 11

Revenue

8.   We note your statement that the increase in non-coin call revenue, which consists primarily of dial-around revenue increased primarily due "to proper classification and recording of the dial around revenue. There was no accrual before. Payments are now received quarterly so we are now accruing them monthly." Please:

- Explain what you mean by this statement and why there was a change.
- Tell us and disclose how you previously classified and recorded dial around revenue. Refer to your basis in accounting literature.
- Tell us how this statement reconciles to your response to our prior comment 27.

9.   We note your response to our prior comment 15 and your revised disclosure which states "we only receive service revenue from company-owned payphones." It is still not clear to us why you would receive and record service revenue in your financial statements if you owned the payphone. Please revise or advise.

Results of Operations for the Years Ended December 31, 2007 and 2006, page 14

Revenue

10.   We note your response to our prior comment 26 which stated that equipment sales of used pay phones were recorded in other income. However, your disclosure of results of operations for revenue discusses equipment sales and states payphones will be sold when they are determined to be unprofitable. As such, your response and your disclosure seem to contradict each other with regard to where equipment sales and used payphone sale revenue is recorded. Please revise and advise.

Our Business, page 18

Service and Maintenance, page 21

11.   We note your response to our prior comment 17. Your response that you employ a single independent contractor to service your payphones is not consistent with your disclosure that indicates that you "employ field service technicians."

Certain Relationships and Related Transactions, page 30

12.   Your first paragraph is incomplete. Please revise.

13.   Disclose the identity of the $66,000 payable to USIP.

14.   Explain what completed spin-off is being referred to in the fourth paragraph. In order for you to rely upon the safe harbor afforded by Staff Legal Bulletin No 4. from registering the spin-off, the spin-off can not occur until the information statement is distributed.

Please advise.

Where you can find more information , page 31

15.   Your second paragraph incorrectly states your obligations under the Securities Exchange Act of 1934. As mentioned in our earlier comment, you became subject to the reporting requirements of Section 12(g) of the Exchange Act on April 1, 2008.

16.   Your third paragraph is incomplete and not accurate. Please revise.

Financial Statements for the Years Ended December 31, 2007 and 2006

Balance Sheets, page F-2

17.   It is unclear why your common stock recorded for each period is $49,632 considering you have 49,632,222 shares issued and outstanding with a par value of .0001. It appears that such amount should be $4,963. Please revise.

18.   It appears that you have restated your current liabilities as of December 31, 2006 to include the current portion of your long-term debt of $240,204 as a current liability. In this regard, we note such amount was classified as long-term in your Form 10-SB filed February 1, 2008. If such amount is considered current, it appears that you should do the following:

- Revise to label your balance sheet as of December 31, 2006 as restated, include a footnote to your financials explaining the restatement and have your auditors reference the restatement footnote in their audit report.
- Reclassify the amounts presented in your interim balance sheets for March 31, 2008 and December 31, 2007 as current liabilities rather than long-term. Such amounts should also be labeled as restated with a footnote explaining the restatement.

Please revise or advise.

Statement of Operations, page F-3

19.   Please revise to include bad debt expense in operating loss. Such amount should be recorded next to the general and administrative expenses line item.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business, page F-6

20.   We note your response to our prior comment 28 which states that Note 4 has been revised to clarify that sales of telephone and related equipment are excluded from revenues.

However, Note 4 does not discuss "telephone" sales and equipment. In addition, your revenue recognition footnote still discusses "telephone equipment repairs and <u>sales</u>." Please revise your Nature of Business and Revenue Recognition footnotes and Note 4.

Accounting Presentation, page F-6

21.   Your disclosures under Accounting Presentation does not reconcile with your disclosures in Note 12. In this regard, you state on page F-6 that the spin-off occurred, however, on page F-11 you imply that the spin-off has not occurred. Please revise.

Revenue Recognition, page F-7

22.   We note your response to our prior comment 27 and your revision to the footnote. Your policy as disclosed is still unclear to us. Please revise to clarify your footnote similar to your explanation included in your response.

Note 7. Long-Term Debt, page F-9

23.   We refer to your note payable to Callaway Properties. Please tell us how you incurred the note payable to Callaway. Also, tell us why you have not imputed any interest expense on this note. Finally, please explain your relationship with Callaway, if any. In this regard, we note that you also have a lease with Callaway for your headquarters.

Note 8. Commitments, page F-9

24.   We refer to your response to our prior comment 13 and your disclosures provided in the operating expense discussion of your results of operations regarding your lease. However, your disclosure in Note 8 does not provide the information with respect to this lease as required by paragraph 16 of SFAS 13. Please revise your footnote.

Note 14. Recent Account Pronouncements, page F-11

25.   We note your response to our prior comment 29. Please note that Note 14 does not discuss FIN 48. In addition, we did not find the effect of the adoption of FIN 48 anywhere else in your document. Please revise.

Exhibits

26.   We note your response to prior comment 32. However, in your most recent amendment, filed July 16, 2008, the filing on EDGAR has the subject lease agreement tagged as Exhibit 10.1, while the Index to Exhibits identifies the document as Exhibit 10.2. Please revise to reconcile this inconsistency.

*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc:　　via facsimile: 212.930.9725
　　　　Benjamin Tan, Esq.